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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Fidelity Cherry Street Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code):

245 Summer Street, Boston, Massachusetts 02210

Telephone Number (including area code): 617-563-7000

Name and address of agent for service of process:

Cynthia Lo Bessette

245 Summer Street

Boston, MA 02210

_________________________________________________________________________________________

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes	[ ]	No	[ X ]

Item 1.

Exact name of registrant.

Fidelity Cherry Street Trust

Item 2.

Name of state under the laws of which registrant was organized or created and the date of such organization or creation.

Delaware (October 26, 2022)

Item 3.

Form of organization of registrant (for example, corporation, partnership, trust, joint stock company,

association, fund).

Business Trust

Item 4.

Classification of registrant (face amount certificate company, unit investment trust, or management company).

Registrant is a management company

Item 5.

If registrant is a management company:

(a)

state whether registrant is a “closed-end” company or an “open-end” company;

Registrant is an open-end company

(b)

state whether registrant is registering as a “diversified” company or a “non-diversified” company

Registrant is registering as a diversified company

Item 6.

Name and address of each investment adviser of registrant.

Fidelity Diversifying Solutions LLC (FDS)
245 Summer Street
Boston, MA 02210

Item 7.

If registrant is an investment company having a board of directors, state the name and address of each officer and director of registrant.

The address of each officer, director, and trustee identified below is: 245 Summer Street, Boston, Massachusetts 02210.

Stephanie Brown	President and Treasurer
John J. Burke III	Chief Financial Officer
Cynthia Lo Bessette	Secretary and Chief Legal Officer
Craig Brown	Assistant Treasurer
Jonathan Davis	Assistant Treasurer
Laura Del Prato	Assistant Treasurer
Colm Hogan	Assistant Treasurer
Chris Maher	Assistant Treasurer
Stacie M. Smith	Assistant Treasurer
Jim Wegmann	Assistant Treasurer
Joseph Benedetti	Assistant Secretary
Nati Davidi	Assistant Secretary
Brett Segaloff	Anti-Money Laundering (AML) Officer
Ksenia Portnoy	Chief Compliance Officer
Vadim Zlotnikov	Vice President
Jennifer Birmingham	Trustee
Matthew Conti	Trustee
David Jones	Trustee
Tara Kenney	Trustee

Item 8.

If registrant is an unincorporated investment company not having a board of directors:

(a)

state the name and address of each sponsor of registrant;

NOT APPLICABLE

(b)

state the name and address of each officer and director of each sponsor of registrant;

NOT APPLICABLE

(c)

state the name and address of each trustee and each custodian of registrant;

NOT APPLICABLE

Item 9.

(a)

State whether registrant is currently issuing and offering its securities directly to the public (yes or no).

No.

(b)

If registrant is currently issuing and offering its securities to the public through an underwriter, state the name and address of such underwriter.

NOT APPLICABLE

(c)

If the answer to Item 9(a) is “no” and the answer to Item 9(b) is “not applicable,” state whether registrant presently proposes to make a public offering of its securities (yes or no).

No.

(d)

State whether registrant has any securities currently issued and outstanding (yes or no).

No.

(e)

If the answer to Item 9(d) is “yes,” state as of a date not to exceed ten days prior to the filing of this notification of registration the number of beneficial owners of registrant’s outstanding securities (other than short-term paper) and the name of any company owning 10 percent or more of registrant’s outstanding voting securities).

NOT APPLICABLE

Item 10.

State the current value of registrant’s total assets.

-0-

Item 11.

State whether registrant has applied or intends to apply for a license to operate as a small business investment company under the Small Business Investment Act of 1958 (yes or no).

No.

Item 12.

Attach as an exhibit a copy of the registrant’s last regular periodic report to its security holders, if any.

NOT APPLICABLE

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Boston and the Commonwealth of Massachusetts on the 21st day of November 2022.

Fidelity Cherry Street Trust

By:	/s/Stephanie Brown	Attest:	/s/Cynthia Lo Bessette
	Stephanie Brown, President		Cynthia Lo Bessette
	President and Treasurer		Secretary and Chief Legal Officer